UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                         Amendment Number 1
                                to
                          FORM 10 - SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                              ISSUERS
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              OneCap
          (Name of Small Business Issuers in its charter)


             Nevada                          88-0429535
(State of other jurisdiction of    (I.R.S. Employer Identification
 incorporation or organization                 Number)


  5450 West Sahara Avenue, 2nd                  89146
             Floor
       Las Vegas, Nevada
(Address of principal executive              (zip code)
            offices)


Issuer's telephone number: (702) 948-8800


Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered






Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 8,811,618 issued and outstanding as of September 12, 2000.

                         TABLE OF CONTENTS

                                                              Page

Part I......................................                    3
Item 1.     Description of Business......................       3
Item 2.     Management's Discussion and Analysis and Plan of   11
            Operation........
Item 3.     Description of Property.......................     13
Item 4.     Security Ownership of                              13
            Management.................
Item 5.     Directors and Executive                            14
            Officers....................
Item 6.     Executive Compensation.......................      16
Item 7.     Certain Relationships and Related                  17
            Transactions...............
Item 8.     Description of                                     18
            Securities........................

Part II........................................                20
Item 1.     Market for Common Equity and Related Stockholder   20
            Matters.......
Item 2.     Legal Proceedings.........................         20
Item 3.     Changes in and Disagreements with                  20
            Accountants............
Item 4.     Recent Sales of Unregistered                       20
            Securities..................
Item 5.     Indemnification of Directors and                   21
            Officers...............

Part F/S.....................................                  22
Item 1.     Financial Statements........................       F-1

Part III......................................                 23
Item 1.     Index to Exhibits...........................       23

Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;

  2.   Our ability to generate customer demand for our services;

  3.   The intensity of competition; and

  4.   General economic conditions.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

Part I

  We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;

  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

  3. Comply with prerequisites for listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

   We were formed as a Nevada Corporation on June 7, 1999 under the name OneCap. Our articles authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at par value. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. The fully reporting status is a necessary step in accomplishing our goal of having our stock listed on the OTC Bulletin Board in the future. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules. Presently, we have no market maker and we have not discussed with any market maker or registered broker any aspect of our operations.

  We  provide real estate and mortgage brokerage services  to  real
estate  owners,  buyers, tenants and investors.   Our  goal  is  to
service the real estate transaction by providing:

  1.   Homebuyer and seller representation,

  2.   Land sales or purchases,

  3.   Commercial property sales or purchases,

  4.   Homeowner and commercial mortgages,

  5.   Construction loans,

  6.   Land loans,

  7.   Mezzanine financing,

  8.   Development loans and

  9.   Equity financing.

  We developed strategic alliances with local and regional companies to provide these services. We have alliances with wholesale mortgage lenders to broker mortgage loans. Brokering involves initiating and processing loan applications to be submitted to a wholesale lender for funding. The wholesaler underwrites, approves, closes and funds the loans based on lender-specific, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Housing Administration and Veterans Administration guidelines. Examples of the companies we work with are:

  1.   Interfirst, a division of ABN AMRO Mortgage Group;

  2.   Fleet Mortgage Corporation;

  3.   Irwin Mortgage Corporation;

  4.   North American Mortgage Company; and

  5.   Greenpoint Mortgage Funding, Inc.

  Most of our initial revenues were derived from two related entities in which one of our shareholders, has ownership interests:

  1. Pacific Properties & Development, LLC, a developer of commercial properties and

  2.   Pacific Homes, a developer of residential property.

  Our CEO and Director, Mr. Steven D. Molasky, is the sole owner of Pacific Properties. He is also a 50% shareholder in Pacific Homes. Our affiliation to these companies provides an immediate clientele base to market our services. Both Pacific Properties and Pacific Homes target their real estate projects in the Nevada market. We plan to focus our operations in Nevada and in other Southwest markets.

  Our business involves the delivery of real estate and mortgage services and is sensitive to interest rate activity. Our success depends largely upon the effects of interest rates on real estate transactions. Significant rises in rates will generally cause a reduction in real estate and mortgage activity. Such a slow down in the real estate community will have a negative effect on our ability to broker real estate and mortgage transactions.

B.   Business of Issuer

  (1)  Principal services and principal markets

  We provide real estate and mortgage brokering services to the real estate community. Our clients can search for a property, sell a property, apply for a loan or ask for other related real estate services in a single location or via the Internet. There are two distinct divisions of OneCap: (1) real estate brokerage and (2) mortgage brokerage services.

     Real Estate Brokerage

  Our OneCap Realty division provides brokerage services for commercial and residential clients. We may market, buy or sell on behalf of our clients and ourselves the following types of properties:

  1.   Apartments;

  2.   Industrial, office and retail buildings;

  3.   Multi- and single-family residences;

  4.   Hotels and resorts; and

  5.   Undeveloped and developed land.

  We promote our services mainly by representing buyers and sellers in real estate transactions, which can be either new developments or existing products. By being involved in the sale, development and finance of various properties, we provide our customers with quality information, service and representation.

  When we receive a new brokerage engagement, we begin by assisting the client develop a sales strategy to maximize the sales proceeds. We consider the client's individual situation, including time parameters, sensitivity to publicity and cash flow needs. We also investigate and analyze the physical condition of the property, its cash flow and tenant characteristics, market rents and market dynamics within sub-markets and comparable transactions.

  We structure our brokerage commission rates to demonstrate confidence in our ability to sell the property at a reasonable price. For example, if we are expected to sell a property at or near a specified price, we might offer a commission rate that is comparable to or below the going market rate. However, if the seller would like us to sell the property at a price higher than specified, we may request a higher commission rate.

     Mortgage Brokerage

  Our loan originations focuses on two primary areas: residential and commercial. The residential loan volume will be generated primarily from referrals from OneCap Realty and referrals from independent brokers and realtors. We offer a wide range of mortgage programs through correspondent lender relationships. We are also an approved lender through the Housing and Urban Development Department and VA, and offer all types of FHA and VA financing. In addition to the traditional referral sources, we also attract customers via our website at www.onecap.com.

  The commercial volume includes referrals from affiliated companies, such as Pacific Properties, as well as originations through outside builders and developers. We have various relationships with banks, life insurance companies, large national lenders and investment banking companies. Our loan products include land acquisition, construction lending, mezzanine loans and permanent loans. Although we have access to multiple loan programs, we expect to capitalize on our ability to provide niche products, such as high-leverage land acquisition loans and equity lending through strategic alliances with several investment banks.

  However, we have a limited operating history, and we face all of the risks inherent in the real estate industry. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to broker real estate and mortgage products and services, management of the costs of conducting operations, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on our operations.

  (2)  Distribution methods of our services

  Our strategy is to achieve high levels of customer satisfaction and repeat business and to establish recognition and acceptance of our business. Our strategy includes the following key elements:

  1. Introducing new financing products to satisfy client needs and reach new clients,

  2.   Bolstering our Internet presence,

  3.   Forming additional strategic alliances, and

  4.   Building our brand equity.

     Introducing New Financing Products to Satisfy Client Needs and Reach New Clients

  We will attempt to develop and introduce innovative financing products to offer the real estate owner opportunities that may not exist. By providing these products, we believe we will package services and products to fill the need in the market for higher leveraged financing that will both satisfy and attract clients. These services and products will provide options for buyers and sellers, increasing the likelihood of closed transactions.

     Bolstering Our Internet Presence

  The Internet allows us to expand our geographical impact by reaching prospective customers and introducing greater efficiencies to the real estate and mortgage process. We are continuing to design and develop our website as a mechanism for the marketing and sale of real estate. Our website includes photographs of properties available for sale, real estate reports on each of those properties and an electronic loan application for residential and commercial loans.

     Forming Additional Strategic alliances

  We may pursue strategic alliances with partners who have established operations. We believe that these joint venture relationships, if successful, will allow us to gain additional insight, expertise and penetration in markets where joint venture partners already operate.

  Our business relationship with a Las Vegas developer of commercial properties provides us with an existing market for our services. We believe we can expand our client base by utilizing existing real estate offerings from Pacific Properties, a related party. We provide real estate and mortgage commercial brokerage services for Pacific Properties at market rates. With appropriate networking, advertising and marketing, to penetrate this market and differentiate ourselves from the competition, we must continue to develop appropriate networking, advertising and marketing strategies.

  We also provide mortgage services to homebuyers who purchase homes from Pacific Homes, a related entity. We provide realty sales services for Pacific Homes and provide Pacific Homes' new homebuyers mortgage services. Since we have established our base of operations, we are able to institute residential sales, buyer's representation and listings relatively quickly.

     Building Our Brand Equity

  We  believe  that  building awareness  of  the  OneCap  brand  is
important   in   expanding  our  customer  base.   We   intend   to
aggressively market and advertise to enhance our brand recognition with consumers. We currently advertise through traditional and non-traditional media such as local newspapers and industry-specific publications, as well as over the Internet.

  Our marketing efforts have consisted of television, print and Internet advertising. We cannot assure you that we will be successful in attracting customers. If we fail to attract customers to use our services, we will be unable to generate revenues to support continuing operations.

  (3)  Status of any announced new service

  As of September 20, 2000, we have:

  1.   Developed and implemented a business plan;

  2. Recruited and retained an appropriate management team and board of directors;

  3.   Attained capital from an equity offering;

  4.   Developed our corporate web site at www.onecap.com;

  5. Instituted a marketing campaign encompassing print, television and the Internet; and

  6. Entered into agreements with wholesale lenders to originate mortgage loans.

  We have commenced operations and have begun generating revenues. However, we expect our industry to become increasingly competitive, despite the growth expected in the market. We intend to compete by offering a wide range of products and services to commercial and residential real estate clients. Our goal is to ensure client satisfaction with our services and to develop strategic relationships to increase our service offerings.

  (4)  Industry background

  The most critical components of all real estate transactions are service, financing and comprehensive and reliable information. Property-specific information, accurate market information and providing timely financing needs translates to time and money for a client. Typically, each step in the buying or selling transaction requires several different service companies and takes an inordinate amount of the client's time searching for the right combination of services. Companies often have multiple real estate brokers and financing sources, which require an excessive amount of time to find the right lender or realtor for each specific request or transaction. A single project may require several different companies' involvement in the process of development. For example, when a builder wants to build an office building, the following steps must be performed:

  1.   A broker finds the land;

  2. A land lender finances the initial purchase and an equity lender finances what the land lender cannot;

  3. A development and construction lender must be found to take on the project;

  4. Another broker is needed to lease the office space as it is being built;

  5.   A permanent lender is found to finance the end-loan; and

  6.   Another broker may be selected to sell the building.

  Lenders and brokers are usually specific by transaction, which is time consuming, and a single source would save time and money.

  We operate in a highly competitive market and compete with a variety of organizations that offer services similar to those we offer. The market includes a variety of participants, including national and regional:

  1.   Realty brokers,

  2.   Mortgage institutions and

  3.   Financial lending institutions.

Some of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do.

  Our ability to compete depends in part on:

  1. Economic factors such as interest rates and the level of economic expansion;

  2. Our ability to attract, hire, develop and retain skilled personnel;

  3.   The level of real estate activity; and

  4. Our ability to market our real estate and mortgage brokering services to the real estate market.

Failure   to   address  these  risks  could   make   our   business
unprofitable.

  (6) Customers

  Our focus is on developing our brand recognition and a quality reputation in the market place. We will also convey the quality and wide range of services offered that is expected from professional representation on either the buyer's or seller's end of a real estate transaction.

  The current forms of advertising we currently use are:

  1. Our corporate website - We have developed a website for OneCap at www.onecap.com. The website features a mortgage calculator, resale listings, news and public relation stories. The web page may be eventually linked to many of the major search engines to increase attraction and website visits. Additionally an E-mail database has been established to link our web page to E-mail news that can be sent on a monthly basis to realtors, builders, banks and mortgage companies.

  2. Brochures describing buyers representation and our services - These brochures are included at our existing offices and are promoted internally with the on-site agent. Additional points of advertising may include rip-off racks at the chamber of commerce, malls and in the lobbies of several apartment communities currently managed by an affiliated entity, Molasky Pacific Management, partially owned and controlled by Mr. Steven D. Molasky.

  3. Our monthly newsletter - We have a monthly newsletter called " Las Vegas Real Estate Update" that is posted on our website. It is used to inform readers of our corporate development, growth and the services we provide. This letter will target market groups such as non-owner occupied residences, data source obtained from mall traffic and those wishing to subscribe and current or future clients. Visitors to our website are able to subscribe to receive our newsletter via regular mail.

  4. Signage - Residential and commercial signs are placed on listings handled by us and magnetic car plaques have been distributed to our agents. We believe this promotes our name through reach and frequency in the marketplace and further generates qualified clients.

  5. Regional print media - We have committed to advertising and marketing our services in various home buying and relocation guides that are distributed in Southern Nevada. These print magazines allow us to target families and individuals seeking to purchase a new or resale home in the Las Vegas community.

  6. Regional television media - We signed an agreement to advertise on the weekly regional television program, "The Home Show." The program airs locally in the Southern Nevada area. In addition, our agreement allows us to place a web link on the programs Internet site, www.lasvegashomeshow.com. This link takes visitors to our corporate web page, where they are able to learn about our services more in-depth.

  For the year ended June 30, 2000, we generated $854,900 of sales revenue. We anticipate that we will continue to derive the majority of our revenues from related entities under common control. Our business is dependent on revenues received from fees related to the services we provide our clients. If we fail to market our services and thereby attract new customers or maintain existing relationships, we will be unable to generate sufficient revenue to continue operations.

  (7)  Service Marks

  On September 16, 1999, we applied for new service marks with the Assistant Commissioner for Trademarks. As of the date of this registration statement, our service mark application number 13630-0001 is pending.

  (8)  Regulation

  Our real estate operations are subject to various federal, state and local regulations in the U.S. We must have an officer licensed as a real estate broker or we must associate with a licensed broker in each state in which we provide our services. Each employee that performs certain brokerage functions in the State of Nevada must be a licensed real estate salesperson and she must work under the supervision of a broker licensed by that state. In addition to these licensing requirements, certain state governmental entities, such as the Nevada Department of Real Estate, regulates our brokerage operations by requiring our resident operative to be licensed.

  In various states, governmental entities license individual auctioneers and administer various regulations governing their activities and may require that auctioneers post bonds. We believe that we are in compliance with all material licensing and bonding requirements in the State of Nevada, in which auctioning licenses and bonds are required, and in which we are engaged in material auction activities.

  Our mortgage brokerage operations are subject to the rules and regulations of the FHA, VA, FNMA, FHLMC and Government National Mortgage Association with respect to originating and processing mortgage loans. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum interest rates. Moreover, lenders are subject to FNMA, FHA, FHLMC, GNMA and VA examinations at any time to assure compliance with the applicable regulations, policies and procedures. Our mortgage loan production activities are subject to the Truth-in-Lending Act and Regulation Z promulgated, thereunder. The Truth-in-Lending Act contains disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. The Truth-in-Lending Act also guarantees consumers a three-day right to cancel certain credit transactions, including any refinance mortgage or junior mortgage loan on a consumer's primary residence. We are also required to comply with the Equal Credit Opportunity Act of 1974, as amended, which prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from loan applicants. It also requires certain disclosures by lenders regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for loans increases as a result of information obtained from a consumer credit agency, another statute, the Fair Credit Reporting Act of 1970, as amended, requires the lenders to supply the applicant with a name and address of the reporting agency. The Federal Real Estate Settlement Procedure Act imposes, among other things, limits on the amount of funds a borrower can be required to deposit with us in an escrow account for the payment of taxes, insurance premiums or other charges. We have policies, procedures and systems in place to ensure compliance with RESPA.

  (9)  Effect of existing or probable government regulations

  We believe that we will be able to comply in all material respects with laws and regulations governing real estate and mortgage brokering activities. We are not aware of any probable government regulations that may adversely affect our business.

  (12) Employees

  We  presently have 10 full-time and no part-time employees.   Our
employees are not represented by a collective bargaining agreement, and we believe that our relations with our employees are good.

  We  adopted  a  retirement savings plan for our  employees  under
Section 401(k) of the Internal Revenue Code. The plan allows employees to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 15% of their income on a pre-tax basis through contributions to the plan. We will match 25% of eligible employees' contributions up to a maximum of 6% of their individual earnings.

  On July 27, 2000, we approved a stock option plan with the goal of motivating our employees. We have allocated up to 1,250,000 shares of common stock that may be granted under our stock option plan. The purchase price for the shares covered under each option will be no less than 100% of the fair market price per share of our stock on the date the option is granted. However, if the option is granted to a person owning more than 10% of our voting stock, the option can be converted at no less than 110% of the fair market price per share on the date the option is granted. No options have been granted as of September 20, 2000.

Item 2.     Management's Discussion and Analysis

Forward Looking Statements

   When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

A.   Management's Discussion and Analysis

(1) For the year ended June 30, 2000, we realized net income of $5,600 and generated $854,900 in revenues from operations.

  The following comprises the capitalization history for OneCap:

  1. On June 7, 1999, we issued 100 shares of our common stock with no par value to one founding shareholder. The shares were issued in exchange for cash and assets totaling $19,600. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  2. On November 2, 1999, the one shareholder exchanged all of his 100 shares of common stock with no par value for 100 shares of common stock with a par value of $0.001 per share and an additional 4,999,900 shares of common stock at par value of $0.001 per share. In addition, we issued 1,937,500 shares of $0.001 par value common stock to a second individual. These shares were issues in exchange for cash of $6,900. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  3. On May 26, 2000, we issued 1,659,200 shares of common stock to 130 unaffiliated shareholders and eight affiliated shareholders at a price of $0.25 per share, for total receipts of $414,800 in cash. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act.

  4. On May 26, 2000, we issued 214,918 shares to one shareholder in lieu of services rendered in the amount of $53,729. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  As of the date of this filing, we have 8,811,618 shares of par value common voting stock issued and outstanding, which are held by approximately 141 shareholders of record. If we require more capital, we may be required to raise additional capital via a public or private offering of equity or debt. There are no preliminary loan agreements or understandings between us, our officers, directors or affiliates or lending institutions. We have no arrangements or commitments for accounts and accounts receivable financing. We cannot assure you that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

  For the year ended June 30, 2000, we have generated $854,900 in sales revenues and devoted our efforts primarily to developing our services, implementing our business strategy and raising working capital through equity financing. Our revenues are primarily dependent upon our ability to market and provide real estate and mortgage products and services. Our priorities for the next 12 months of operations are:

  1.   Completing our relocation to our new corporate offices;

  2. Expand our clientele base and accounts through marketing and advertising, our Internet site, personal and business contacts and print and television media;

  3. Modify our web site to allow secure mortgage applications to be completed electronically;

  4. Expand our commercial real estate division to include commercial property management and leasing activities;

  5. Enter the Spanish-speaking market through our bi-lingual loan officer; and

  6.   Developing further strategic relationships.

  We cannot guarantee you that we will be able to compete successfully or that the competitive pressures we may face will not have an adverse effect on our business, results of operations and financial condition. Additionally, intensified competition in the real estate market could force us out of business.

(2) The following is a summary of our results of operations for the year ended June 30, 2000 and for the period June 7, 1999 to June 30, 1999.

                  Year Ended      Period Ended
                 June 30, 2000    June 30, 1999

Revenue            $854,900        $     -0-

Expenses           $852,300         $  1,000

Net income        $   5,600          $(1,000)
(loss)

  To fund fiscal 2000 operations, we believe our current financial resources and ability to generate revenues will be adequate to fund our operations and provide for our working capital needs through December 2000. However, we may experience fluctuations in operating results in future periods due to a variety of factors, such as:

  1. We have a limited operating history on which to base estimates of future performance;

  2. We may need to obtain additional financing in the event that we are unable to realize sales of our services or if we require more capital than we currently have;

  3.   Our market is highly competitive; and

  4.   We may experience difficulty in managing growth.


Item 3.     Description of Property

A.   Description of Property

  Our corporate offices are located at 5450 West Sahara Avenue, 2nd Floor, Las Vegas, NV 89146. These new facilities will allow for our future expansion and growth. On July 9, 2000, we entered into a lease agreement for approximately 13,173 square feet of office space, ending January 31, 2003 with an option to renew for 20 months. The lease payments will total $19,800 per month with 4% annual increases each year on October 1.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

  The following table sets forth as of September 20, 2000 certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.


         Name and Address       Shares        Percentage of Shares
                             Beneficially         Outstanding
                                 Owned

         Steven D.             5,000,000             56.74%
         Molasky
         5450 West Sahara
         Avenue
         2nd Floor
         Las Vegas,
         Nevada 89146

         Vincent W.            1,937,500             21.99%
         Hesser
         5450 West Sahara
         Avenue
         2nd Floor
         Las Vegas,
         Nevada 89146

         Eric Bordenave         40,000               0.45%
         5450 West Sahara
         Avenue
         2nd Floor
         Las Vegas,
         Nevada 89146

         Scott Lawrence          4,000                NMF1
         5450 West Sahara
         Avenue
         2nd Floor
         Las Vegas,
         Nevada 89146

         Total ownership       6,981,500             79.23%
         by our officers
         and directors
         (four individuals)

1.  Represents a percentage of less than 0.01%.

B.   Persons Sharing Ownership of Control of Shares

  No person other than Steven D. Molasky and Vincent W. Hesser owns or shares the power to vote 5% or more of our securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

  The following table sets forth certain information with respect to each of our executive officers or directors.

             Name       Age           Position            Appointed

           Steven D.     48   CEO, Secretary, Treasurer    July 1,
            Molasky                 and Director            1999

          Vincent W.     34  President, COO and Director   July 1,
            Hesser                                          1999

        Scott Lawrence   40   Vice President - Mortgage    June 7,
                                     Operations             1999

        Eric Bordenave   38   Vice President, Corporate    May 15,
                                       Broker               2000

B.   Work Experience

  Steven D. Molasky, Chief Executive Officer, Secretary, Treasurer and Director - Mr. Molasky has experience in the real estate development business dating back to the late 1960's. Through his various companies, including Pacific Homes and Pacific Properties, Mr. Molasky has developed:

  1.   Homes and condominiums for sale;

  2.   Apartment complexes;

  3.   Distribution and industrial product;

  4.   Master-planned communities;

  5.   Retail shopping centers; and

  6.   High rise office buildings.

  Mr.   Molasky  specializes  in  real  estate  financing,   having
nurtured and developed long-term relationships within the industry. Included in this group are

  1.   Prudential Real Estate,

  2.   Long Term Credit Bank of Japan,

  3.   Northwestern Mutual Life Insurance Company,

  4.   Teachers Insurance and Annuity Association,

  5.   Bank One and

  6.    Nomura  Asset  Capital Corporation and Capital  Company  of
     America.

Also included are liaisons with local and regional financial institutions.

  Having a strong sense of community, Mr. Molasky has:

  1. Served as a founding member and past chairman of the Nevada Institute for Contemporary Art;

  2. Been appointed by the Clark County Commission as a director and board member of the McCarran Arts Advisory Council; and

  3. Was appointed by the Nevada Legislature as a board member of the Nevada Nuclear Projects Commission.

Mr. Molasky also serves as a trustee/director of the University of Nevada, Las Vegas Foundation and is a member of the Young President's Organization.

  Vincent  W.  Hesser,  President,  Chief  Operating  Officer   and
Director - Mr. Hesser's areas of responsibility includes

  1. Coordinating the development of corporate policies, goals and objectives relative to company operations;

  2.   Lender and investor relations; and

  3.   Financial performance and growth.

Mr. Hesser oversees the daily company operations and business affairs to ensure that business objectives are achieved. During his tenure as a finance executive at Pacific Properties from 1992-1999, Mr. Hesser has obtained project equity and debt financing for real estate projects, and he has overseen the build-out of housing, apartment and commercial real estate projects.

  Mr. Hesser began his career at PriMerit Bank, which was subsequently purchased by Norwest, which was in turn acquired by Wells Fargo, in Las Vegas, Nevada. He was responsible for analyzing, evaluating and reporting on real estate joint ventures throughout the southwestern United States, with real estate and development companies. He also assisted the bank in their reviews with the Office of Thrift Supervision and Federal Deposit Insurance Corporation in relation to those investments.

  Mr. Hesser is a graduate of Southern Utah University and earned his Master of Accountancy degree, summa cum laude and with high distinction. He has obtained his CPA Certificate and also holds a general contractors license in the State of Nevada.

  Scott Lawrence, Vice President - Mortgage Operations - With over 16 years of mortgage lending experience, specializing in new home financing, Mr. Lawrence brings knowledge of mortgage financing. He created and managed the mortgage operations and an interest rate-hedging program for Falcon Development, a developer in Las Vegas and Denver.

  In 1996, Mr. Lawrence worked on creating the mortgage subsidiary for Beazer Homes, consulted with builders, such as Trinity Homes, Zaring Homes, Oriole Homes and Weitzer Homes, on strategies for mortgage origination's, as well as retro-fitting the mortgage operations for a homebuilder in Las Vegas. Subsequently, Mr. Lawrence took a position with Pacific Homes Financial in late 1996. In addition to the end-loan financing that Pacific Homes Financial previously provided, Mr. Lawrence has created several strategic alliances with various capital sources to provide purchasing, development, construction and permanent financing for the various multi-family and commercial projects that Pacific Properties & Development, LLC, develops in various markets.

  Prior to coming to Las Vegas in 1994, Mr. Lawrence worked with a consulting firm, working with the Builder 200, setting up and managing builder owned mortgage companies. Mr. Lawrence graduated with a Bachelor of Science degree in Marketing Management from New England College in Henniker, New Hampshire in 1981.

  Eric Bordenave, Vice President and Corporate Broker - Over the last 15 years, Mr. Bordenave has been active in real estate sales and development in Las Vegas, holding positions real estate developers including Pacific Homes from 1990 to 1995. Mr. Bordenave has operated a real estate advisory group, which advised several overseas banking institutions and their affiliates on U.S. real estate ventures.

  Mr. Bordenave has worked for the City of Las Vegas as a real estate analyst and development coordinator under the direction of the City Manager to develop several of the City's multi-use business parks and redevelopment projects.

  Mr. Bordenave's past experience includes all aspects of real estate development, purchasing, disposition, leasing, brokerage, land development and planning and project management.

  Mr. Bordenave is a graduate of the University of Nevada, Las Vegas and holds a Bachelor of Science in Business Administration with a major in Business Management. He currently holds the active Nevada Real Estate Brokers license for OneCap.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

  We do not currently have employment agreements with our executive officers but we expect to sign employment agreements with each in the next approximately six months. Messrs. Scott Lawrence and Eric Bordenave have been drawing salaries since they were appointed to their positions.

           Name           Capacities in which            Annual
                       Remuneration was Recorded      Compensation

         Steven D.   CEO, Secretary, Treasurer and     Incentive
          Molasky               Director                 Basis1

        Vincent W.    President, COO and Director      Incentive
          Hesser                                         Basis1

           Scott       Vice President - Mortgage        $125,000
         Lawrence              Operations

           Eric        Vice President, Corporate        $90,000
         Bordenave               Broker

1. Certain executives have deferred payment of salaries based on our cash flow and financial performance. Messieurs Steven D. Molasky and Vincent W. Hesser are compensated on a cash incentive basis, based on performance. This incentive is 12.5% of our net revenues, dispersed on a monthly basis, which will be split equally between the two individuals.

Stock Option Plan

  On July 27, 2000, we approved a stock option plan. The plan allocated up to 1,250,000 shares of common stock that may be granted. The purchase price for the shares covered under each option may be no less than 100% of the market price per share on the date the option is granted. However, if the option is granted to a person owning more than 10% of our voting stock, the option cannot be converted at less than 110% of the fair market price per share on the date the option is granted. No options have been granted as of August 10, 2000.

Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from June 7, 1999 to September 20, 2000, for service provided as a director.

Item 7.     Certain Relationships and Related Transactions

     S Corporation Status

  On November 5, 1999, we revoked our S election and elected not to have the prop rata allocation of S corporation items under the IRC Section 1362(e)(2) apply to the S termination year. Before November 5, 1999, we were treated as an S corporation for Federal income tax purposes. As an S corporation, we passed through the taxable income and losses to our shareholders each year as it was recognized, and thus we paid no corporate income tax.

     Agreements and Contracts

  We have entered into relationships with the credit services, wholesale lenders and advertising media companies.

  1. Credit services - We have entered into agreements to obtain credit information on prospective borrowers. Credit reports provide our wholesale lenders and us due diligence to determine to credit quality and background of the client requesting a mortgage. Our agreements are as follows:

                  Company             Date of
                                     Contract
              Factual Data of        April 18,
                   Nevada              2000
            Executive Reporting      September
                  Services           15, 1999

  2. Mortgage brokering agreements - We have entered into agreements to originate mortgage loans for wholesale lenders. Under the agreements we prepare the paperwork and perform background checks on prospective borrowers. We then contact a lender, who will fund the mortgage. Our brokering agreements are as follows:



                     [See chart on next page]

        Company           Date of
                          Contract

    Fleet Mortgage       October 1,
      Corporation           1999

  Greenpoint Mortgage     February
     Funding, Inc.        25, 2000

Interfirst, a division   October 8,
          of                1999
ABN Amro Mortgage Group

    Irwin Mortgage      October 14,
      Corporation           1999

North American Mortgage   March 3,
        Company             2000

  3. Advertising agreements - We advertise in print media, during television programs and on the Internet. We have engaged various publications and products to display our promotions on a recurring basis. We advertise with the following companies:

Program or Circulation     Description       Date of
                                            Contract

 "The House Detective"      Bi-weekly     December 20,
                            regional          1999
                           television
                             program

    "The Home Show"      Weekly regional  February 10,
                           television         2000
                             program

  "Here is Las Vegas"       Bi-annual      October 13,
                            regional          1999
                        relocation guide

"Southern Nevada Homes  Monthly regional    April 5,
       Magazine"           home buying        2000
                              guide

 Las Vegas Chamber of    Annual national  May 22, 2000
  Commerce Relocation      relocation
         Guide              magazine

  "Homes and Living"    Monthly regional   December 2,
                           home buying        1999
                            magazine

  "Homes and Living"    Monthly regional   February 9,
                           direct-mail        2000
                            brochure

  4.We  entered into a sub-lease agreement with Pacific Properties, a company under common control, to sub-let The sub-lease commences August 1, 2000 and expires January 31, 2003 with an option to renew for 20 months. Under the agreement, we will receive $9,900 per month with 4% increases each year on October 1.

Item 8.     Description of Securities

  Our authorized capital stock consists of 20,000,000 shares of common stock, par value per share and 5,000,000 shares of preferred stock, par value. As of September 20, 2000, we had 8,811,618 shares of common stock outstanding. To date, we have not issued preferred stock. The holders of shares of our common stock are entitled to one vote for each share on all matters on which the holders of common stock are entitled to vote. There is no cumulative voting for the election of directors. Subject to the rights of any outstanding shares of preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. Holders of our common stock are entitled to share ratably in our net assets upon liquidation or dissolution after payment or provision for all liabilities and the preferential liquidation rights of any shares of preferred stock then outstanding. Our holders of common stock have no pre-emptive rights to purchase any shares of any class of our stock. All outstanding shares of common stock are, and our shares of common stock to be issued pursuant hereto will be, upon payment therefore, fully paid and non-assessable.

Part II

Item 1. Market for Common Equity and Related Stockholder Matters

B.    Holders

  As of September 20, 2000, we had approximately 141 stockholders of record.

D.     Reports to Shareholders

  We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules.

E.     Transfer Agent and Registrar

  The Transfer Agent for our shares of common voting stock is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 2.     Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On June 7, 1999, we issued 100 shares of our common stock with no par value to one founding shareholder. The shares were issued in exchange for cash and assets totaling $19,600. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. No underwriting discounts or commissions were paid in this offering.

  On November 2, 1999, the one shareholder exchanged all of his 100 shares of common stock with no par value for 100 shares of common stock with a par value of $0.001 per share and an additional 4,999,900 shares of common stock at par value of $0.001 per share. In addition, we issued 1,937,500 shares of $0.001 par value common stock to a second individual. These shares were issues in exchange for cash of $6,900. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  On May 26, 2000, we issued 1,659,200 shares of common stock to 130 unaffiliated and eight affiliated shareholders at a price of $0.25 per share, for total receipts of $414,800 in cash. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten.

  On May 26, 2000, we issued 214,918 shares to one shareholder in lieu of services rendered in the amount of $53,729. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. No brokers or dealers were involved in this transaction and no discounts or commissions were paid.

Item 5.     Indemnification of Directors and Officers

  Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section 78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.

                             Part F/S

Item 1.        Financial Statements

The following documents are filed as part of this report:

a)   OneCap                                          Page

Report of Bradshaw, Smith & Co., LLP                 F-1

Balance Sheets                                       F-2

Statements of Operations                             F-3

Statements of Changes in Stockholder's Equity        F-4

Statements of Cash Flows                             F-5

Notes to Financial Statements                        F-6

------------------------------------------------------------------

Bradshaw, Smith & Co., LLP
CPAs, Business Advisors & Consultants



                              OneCap

             REPORT ON AUDITS OF FINANCIAL STATEMENTS

               FOR THE YEAR ENDED JUNE 30, 2000 AND
   FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999

                                OneCap

                 FOR THE YEAR ENDED JUNE 30, 2000 AND
      FOR THE PERIOD FROM JUNE 7,1999 (INCEPTION) TO JUNE 30,1999



CONTENTS
                                                 PAGE
Independent auditors' report                        1

Financial Statements:
Balance sheet                                       2
Statements of operations                            3
Statements of changes in stockholders'              4
equity
Statements of cash flows                            5
Notes to financial statements                    6-10



















Bradshaw, Smith & Co., LLP
                                      CPAs Business Advisors & Consultants

                                      5851 West Charleston
                                      Las Vegas, Nevada 89146
                                      (702) 878-9788 FAX (702) 878-4510



                     INDEPENDENT AUDITORS' REPORT


Board of Directors
OneCap
Las Vegas, Nevada


We have audited the accompanying balance sheet of OneCap as of June 30, 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and for the period from June 7, 1999 (inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OneCap as of June 30, 2000, and the results of its operations and its cash flows for the year then ended and for the period from June 7, 1999 (inception) to June 30, 1999 in conformity with generally accepted accounting principles.



/s/Bradshaw, Smith & Co., LLP


September 15, 2000





OneCap

BALANCESHEET

JUNE 30, 2000


ASSETS

Current assets:
Cash                                                         $ 492,200
Accounts receivable (net of allowance for doubtful               1,200
accounts of $-0-)
Income tax receivable                                            2,700
                                                       ---------------
Total current assets                                           496,100

Property and equipment (Note 3)                                 31,300

Other assets (net of accumulated amortization of                 9,900
$2,000)
                                                       ---------------
                                                             $ 537,300
                                                       ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and other liabilities                       $ 101,400

Total current liabilities                                      101,400

Commitments and contingencies (Note 4)                               -

Stockholders' equity (Note 5):
Preferred stock, $.001 par value; 5,000,000 shares
authorized,
no shares issued and outstanding
Common stock, $.001 par value; 20,000,000 shares
authorized,
9,811,618 shares issued and outstanding                          8,800
Additional paid-in capital                                     422,500
Retained earnings                                                4,600
                                                       ---------------
                                                               435,900
                                                       ---------------
                                                             $ 537,300
                                                       ===============















The Notes to Financial Statements are an integral part of            2
this statement.



OneCap

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2000 AND
FOR THE PERIOD FROM JUNE 7,1999 (INCEPTION) TO JUNE 30,1999




                                              Year        Period
                                             Ended         Ended
                                          June 30,      June 30,
                                              2000          1999
Revenues:
Loan fees and commissions                $ 854,900           $--
                                      ------------  ------------

Expenses:
General and administrative expenses        842,300         1,000
(Note 2)
Depreciation and amortization               10,000            --
expense
                                      ------------  ------------
                                           852,300         1,000
                                      ------------  ------------
Income (loss) from operations                2,600       (1,000)

Other income:
Interest income                              4,000            --
                                      ------------  ------------
Net income (loss) before income              6,600       (1,000)
taxes

Income tax expense:
Current federal                              1,000            --
Deferred federal                                --            --
                                      ------------  ------------
                                             1,000            --
                                      ------------  ------------
Net income (loss)                                $       (1,000)
                                             5,600
                                      ============  ============
Earnings (loss) per common share                 $             $
                                             0.001       (10.00)
                                      ============  ============
Weighted average number of common        4,784,536           100
shares outstanding
                                      ============  ============















The Notes to Financial Statements are an integral                    3
part of these statements.


OneCap

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2000 AND
FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999




                          Common Stock   Additional
                                         paid-in    Retained  Stockholders'
                         Shares  Amount  capital    earnings  equity
                         ------- ------- ---------   -------- ----------
Balance, June 7, 1999         --    $ --      $ --       $ --       $ --
(Inception)

Issuance of shares           100      --    19,600         --     19,600

Net loss                      --      --        --    (1,000)    (1,000)
                         ------- ------- ---------  -------- ----------
Balance, June 30, 1999       100      --    19,600    (1,000)     18,600

November 1, 1999,
issuance of
shares                 6,937,400   6,900        --         --      6,900

May, 2000 issuance of  1,874,118   1,900   402,900         --    404,800
shares

Net income for the year
ended June
30,2000                       --      --        --     5,600      5,600
                         ------- ------- ---------  -------- ----------
Balance, June 30, 2000 8,811,618 $ 8,800 $ 422 500   $ 4,600  $ 435,900
                       ========= ======= =========  ========  =========
























The Notes to Financial Statements are an integral                     4
part of these statements.



OneCap

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2000 AND
FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999

                                                 Year          Period
                                                 Ended         Ended
                                                 June      June 30. 1999
                                                30.2000
                                              -----------  -------------
Cash flows from operating activities:
Net income (loss)                                 $ 5,600       $ (1,000)
Adjustments to reconcile net income (Loss)
to net cash provided
by operating activities:
Depreciation and amortization                      10,100              --
Decrease in accounts receivable                     2,700              --
Increase in other assets                         (11,800)              --
Increase in accounts payable and other            100,400           1,000
liabilities
Increase in income tax receivable                 (2,700)              --
                                              -----------   -------------
Net cash provided by operating activities         104,300              --
                                              -----------   -------------
Cash flows from investing activities:
Additions to property and equipment              (24,000)              --
                                              -----------   -------------
Net cash used in investing activities            (24,000)              --
                                              -----------   -------------
Cash flows from financing activities:
Issuance of stock                                 411,700             200
                                              -----------   -------------
Net cash provided by financing activities         411,700             200
                                              -----------   -------------
Net increase in cash                              492,000             200

Cash at beginning of period                           200              --
                                              -----------   -------------
Cash at end of period                           $ 492,000           $ 200
                                                =========       =========
Supplemental disclosure of cash flow
information:
Cash paid for income taxes                         $ 3700            $ --
                                                =========       =========
Schedule of noncash activities:

Contribution of assets (Note 2)-
Property and equipment                               $ --        $ 15,500
Accounts receivable                                    --           3,200
Intercompany receivables                               --             700
                                              -----------   -------------
Additional paid in capital                           $ --        $ 19,400
                                                =========       =========

In May, 2000, the Company issued 214,918 shares of restricted common stock to Campbell Mello Associates for services rendered.





The Notes to Financial Statements are an integral part of            5
these statements.



OneCap

NOTES TO FINANCLAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7,1999 (INCEPTION) TO JUNE 30,1999


1. Summary of significant accounting policies:

Organization and nature of business:

OneCap (the "Company") was incorporated in the State of Nevada on June 7, 1999 to serve as a loan and real estate broker for residential and commercial loan and real estate transactions. The majority of the Company's revenues are derived from doing business with related entities. The Company is authorized to issue 20,000,000 shares of common stock with a par value of $.001 and 5,000,000 shares of preferred stock with a par value of $.001.

In June, 1999, the Company issued 100 shares of common stock, no par value, in exchange for cash and other assets totaling $19,600. (See note 2). On November 1, 1999, the Articles of Incorporation were amended to increase the number of authorized shares of Common Stock to 20,000,000 with a par value of $.001 and to authorize 5,000,000 shares of Preferred Stock with a par value of $.001. On November 2, 1999, the 100 shares of Common Stock outstanding with no par value were exchanged for 100 shares of Common Stock with a par value of $.001 and an additional 6,937,400 shares of Common Stock with a par value of $.001 were issued for $6,900.

In May, 2000, the Company issued an additional 1,659,200 shares of common stock through an offering in the State of Nevada. The stock was offered at $.25 per share and the maximum shares of the offering was 2,000,000 shares. The net proceeds to the Company after issuing costs of $10,000 was $404,800. In connection with the offering, the Company issued 214,918 restricted shares of common stock to Campbell Mello Associates ("CMA") for services rendered. The offering was pursuant to
Section 4(2) of the Securities Act of 1933.

There have been no other issuances of common or preferred stock.

The Company uses the accrual method of accounting. The Company has adopted June 30 as its fiscal year end.

Cash and cash equivalents:

The Company considers highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

OneCap

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7,1999 (INCEPTION) TO JUNE 30,1999



1. Summary of significant accounting policies (continued):

Organization costs:

The Company's policy is to amortize organizational expenditures using the straight-line method over five years.

Earnings per share:

Earnings per share was computed by dividing the net income by the weighted average number of common shares outstanding.

Use of estimates in preparation of financial statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs:

Advertising costs are charged to expense as incurred. Advertising expenses were $77,100 and $0 for the year ended June 30, 2000, and for the period from June 7, 1999 (inception) to June 30, 1999, respectively.

Recognition of loan origination fees:

Loan origination fees are recognized upon the closing of a loan, which occurs after all significant services have been performed.

Income taxes:

Effective November 5, 1999, the Company revoked its S election and elected not to have the pro rata allocation of S corporation items under IRC Section 1362 (e)(2) apply to the S termination year. Prior to November 5, 1999, the Company was treated as an S Corporation for Federal income tax purposes. As an S Corporation, the Company passes through the taxable income and losses to its stockholders each year as recognized, and thus pays no corporate income tax itself.

OneCap

NOTES TO FINANCL4L STATEMENTS (CONTIN'11ED)

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7,1999 (INCEPTION) TO JUNE 30,1999



1. Summary of significant accounting policies (continued):

Property and equipment:

Property and equipment is stated at cost less accumulated depreciation.
Depreciation   is   provided  principally  on   the   accelerated   and
straight-line methods over the estimated useful lives of the assets.

The cost of maintenance and repairs is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of depreciable property, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

2. Related party transactions:

a. Revenues:

     The majority of the Company's revenues are derived from commercial loan closings for related entities in which one stockholder has an ownership interest and loans processed for buyers in Southern Nevada who purchase homes developed by Pacific Homes and other related entities under common control.

b. Office space:

     The Company leases office space from an affiliated partnership on a month-to-month basis. The total rent paid for office space was $44,200 and $0 for the year ended June 30, 2000 and for the period from June 7, 1999 (inception) to June 30, 1999, respectively.

c. Contribution of assets:

     During the period ended June 30, 1999, one stockholder of the Company contributed net assets totaling $19,600 to the Company as follows:

       Petty cash                                       $       200
       Accounts receivable                                    3,200
       Furniture and equipment                               15,500
       Intercompany receivables                                 700
                                             ------------  --------
                                                        $    19,600
                                                =========  ========

OneCap

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999



       3. Property and equipment:

       Property and equipment at June 30, 2000
       consisted of the following:
       Computer equipment                                     $ 26,700
       Computer software                                         4,900
       Furniture and equipment                                   7,800
                                                       ---------------
                                                                39,400
       Less accumulated depreciation                             8,100
                                                       ---------------
                                                              $ 31,300
                                                             =========
       Depreciation expense for the year ended June
       30, 2000 was $8,100.

4. Commitments and contingencies:

Concentration of credit risk:

In the normal course of business, the Company maintains cash at a financial institution in excess of federally insured limits.

Employee benefit plan:

The  Company adopted a retirement savings plan for its employees  under
Section 401(k) of the Internal Revenue Code. The plan allows employees of the Company to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 15% of their income on a pre-tax basis through contributions to the plan. The Company matches 25% of eligible employees' contributions up to a maximum of 6% of their individual earnings.

OneCap

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7,1999 (INCEPTION) TO JUNE 30,1999



5. Stockholders' equity:

Restricted shares of common stock:

7,356,418 of the total shares of common stock outstanding are restricted.

Preferred stock:

The Board of Directors has the authority to issue the preferred stock, the terms of which (including, without limitation, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences) may be fixed by the Board at its sole discretion. The holders of the Company's common stock will not be entitled to vote upon such matters. No shares of preferred stock of any series are outstanding and the Board of Directors has no present intention to issue any such shares. Shares of preferred stock issued in the future could have conversion rights, which may result in the issuance of additional shares of common stock, which could dilute the interest of the holders of common stock. Such shares could also have voting rights and liquidation preferences which are senior to the rights and preferences of the common stock. Additionally, such shares could have dividend, redemption or other restrictive provisions.

Warrants and options:

There are no warrants or options outstanding to acquire any additional shares of common stock.

6. Subsequent events:

On July 27, 2000, the Company adopted a stock option plan for a maximum of 1,250,000 shares of common stock.

On July 9, 2000, the Company entered into an operating lease agreement for corporate office space in Las Vegas, Nevada. The lease commences on August 1, 2000 and expires January 31, 2003 with an option to renew for 20 months. Monthly payments are $19,800 with 4% annual increases each year on October 1. In connection with the lease, the Company entered into a sub-lease agreement with Pacific Properties and Development, LLC, a company under common control. The sub-lease commences August 1, 2000 and expires January 31, 2003 with an option to renew for 20 months. Under the agreement, the Company will receive $9,900 per month with 4% annual increases each year on October 1.















                                                                 10
-------------------------------------------------------------------

                             Part III

Item 1.        Index to Exhibits



Exhibit Name and/or Identification of Exhibit
Number

  3    Articles of Incorporation & By-Laws
       a.  Articles of Incorporation of the Company filed June 7, 1999
       b.  By-Laws of the Company adopted June 7, 1999

  10   Material Contracts
       a. Client Information Form/Agreement with Factual Data of Nevada, signed April 18, 2000
       b. Service Agreement with Executive Reporting Services, signed September 15, 1999
       c. Mortgage Broker Agreement with Fleet Mortgage Corporation, signed October 1, 1999
       d.  Broker Agreement with Greenpoint Mortgage Funding,
           Inc., signed February 25, 2000
       e. Wholesale Lending Agreement with Interfirst, a division of ABN Amro Mortgage Corporation, signed October 8, 1999
       f. Loan Broker Agreement with Irwin Mortgage Corporation, signed October 14, 1999
       g. Broker Agreement with North American Mortgage Company, signed March 3, 2000
       h. Advertising Agreement with "The House Detective," dated December 20, 1999
       i.  Advertising Agreement with "The Home Show," dated
           February 10, 2000
       j.  Advertising Agreement with "Here is Las Vegas," dated
           October 13, 1999
       k. Advertising Agreement with "Southern Nevada Homes Magazine," dated April 5, 2000
       l. Advertising Agreement with the Las Vegas Chamber of Commerce Relocation Guide, dated May 22, 2000
       m.  Advertising Agreement with "Homes and Living," dated
           February 9, 2000
       n. Sublease Agreement with Sierra Pacific Energy Corporation, dated July 9, 2000

  23   Consent of Experts and Counsel
       Consents of independent public accountants

  27   Financial Data Schedule
       Financial Data Schedule of OneCap ending June 30, 2000

  99   Additional Exhibits
       Stock Option Plan adopted by the Board of Directors on July
       27, 2000

                            SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              OneCap
                           (Registrant)


Date:     September 12, 2000


By:  /s/ Vincent W. Hesser
     Vincent W. Hesser, President











      END